September 5, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Graham Holdings Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-6714

Dear Mr. Spirgel:

The Company has received your letter dated August 21, 2014 relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of Graham Holdings Company (the “Company”). Due to staffing conflicts, the Company needs additional time to complete our response, which we expect to finalize no later than September 19, 2014.

Please contact me at (703) 345-6470 with any questions.

Very truly yours,

/s/ Wallace R. Cooney
Wallace R. Cooney
Vice President - Finance and Chief Accounting Officer

cc: Terry French
Christy Adams
Ivette Leon